UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

The Center for Wound Healing, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

15146F109
(CUSIP Number)

Phillip D. Forman
1 Lockwood Run, Colts Neck, NJ 07722 (732) 239-3444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

02/03/2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15146F109

1	NAMES OF REPORTING PERSONS: Phillip D. Forman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	7	SOLE VOTING POWER:

NUMBER OF		4,575,848

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,575,848

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of The Center for Wound Healing, Inc., whose principal executive offices are located at 155 White Plains Road, Suite 200, Tarrytown, NY 10591 (the “Issuer”).

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item.

If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name;
Phillip D. Forman (the “Reporting Person”).

(b) Residence or business address;
1 Lockwood Run, Colts Neck, NJ 07722 (732) 239-3444

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
Director and employee of The Center for Wound Healing, Inc. whose principal executive offices are located at 155 White Plains Road, Suite 200, Tarrytown, NY 10591.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) The Reporting Person is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration

Following the reorganization of the Issuer in 2005 the Reporting Person received 2,200,000 post split shares of common stock on March 29, 2006, pursuant to an Agreement and Plan of Reorganization between the Issuer and American Hyperbaric, Inc. and the shareholders of American Hyperbaric, Inc., which agreement was filed as Exhibit 10 to the Issuer’s 10-QSB/A for the period ending September 30, 2005, and filed with the Securities and Exchange Commission on November 1, 2005. The Issuer received an additional 2,375,848 shares of common stock on March 18, 2006, pursuant to a Contribution Agreement entered into between the Issuer and the Reporting Person, which agreement appears as Exhibit 2.1 of the Issuer’s 8-K that was filed with the Securities and Exchange Commission on April 12, 2006.

Item 4. Purpose of Transaction

The purpose of the transaction and the issuance of the shares of common stock to the Reporting Person was for the reorganization of the Issuer with American Hyperbaric, Inc.

Item 5. Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns an aggregate of 4,575,848 shares of Common Stock of the Issuer representing 19.93% of the outstanding shares of Common Stock (based upon 22,955,781 shares of common stock issued and outstanding as reported by the Issuer in its Form 10-QSB for the period ending March 31, 2007 which was filed with the Securities and Exchange Commission on September 10, 2007).

 (b)The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 4,575,848 shares of common stock owned by the Reporting Person.

(c) The Reporting Person received 2,200,000 shares of common stock on March 29, 2006 pursuant to an Agreement and Plan of Reorganization between the Issuer and American Hyperbaric, Inc. and the shareholders of American Hyperbaric, Inc. The Issuer received an additional 2,375,848 shares of common stock on March 18, 2006, pursuant to a Contribution Agreement entered into between the Issuer and the Reporting Person.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,575,848 shares of common stock owned by the Reporting Person.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

On March 31, 2008, several of the Issuer’s stockholders, including the Reporting Person, and the Issuer entered into a Voting Agreement with Bison Capital Equity Partners II-A, L.P. and Bison Capital Equity Partners II-B, L.P., (cumulatively referred to as “Bison”), as part of a financing transaction. Pursuant to the Voting Agreement, the Reporting Person is required to vote in favor of certain Bison representatives as directors of the Issuer. The Reporting Person was also required to execute and deliver to Bison a duly executed Irrevocable Proxy and Power of Attorney. Pursuant to the Voting Agreement the Reporting Person is required to maintain a certain legend on his stock certificates stating that the shares are subject to the Voting Agreement and an irrevocable proxy, however, the Reporting Person is permitted to make public sale of his shares pursuant to Rule 144. For further information regarding the terms of the Voting Agreement, see Exhibit 4.7 of the Issuer’s 8-K filing that was filed with the Securities and Exchange Commission on April 7, 2008, a copy of which is attached as Exhibit 99.1 hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Voting Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2008

Signature /s/ Phillip D. Forman

Name/Title Phillip D. Forman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made as of March 31, 2008, by and among BISON CAPITAL EQUITY PARTNERS II-A, L.P., a Delaware limited partnership, and BISON CAPITAL EQUITY PARTNERS II-B, L.P., a Delaware limited partnership (collectively, “Purchaser”), THE CENTER FOR WOUND HEALING, INC., a Nevada corporation (the “Company”), and the undersigned stockholders of the Company (the “Stockholders”). Each capitalized term used herein and not otherwise defined shall have the meaning given to it in that certain Securities Purchase Agreement, dated as of even date herewith, by and between the Company and Purchaser (the “Purchase Agreement”).

RECITALS

WHEREAS, pursuant to the Purchase Agreement, the Company has agreed, among other things, to sell a note in the principal amount of $20,000,000 (the “Note”) to Purchaser and issue to Purchaser warrants to purchase common stock of the Company to Purchaser (collectively the “Warrant”);

WHEREAS, Purchaser, as a condition precedent to entering into the Purchase Agreement and the consummation of the transactions contemplated thereby, has required that the parties hereto enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Board of Directors of the Company.

(a) At each election of directors of the Company during the term of this Agreement, or upon the earlier death, resignation or removal of a director, whether by meeting of the Company’s stockholders or by written consent of such stockholders, the Stockholders shall cast in favor of the following persons the number of votes represented by all equity interests in the Company having voting rights now owned or hereafter acquired by them (such owned or after-acquired equity interests, the “Interests”) in order to elect the Bison Representatives (as defined below) as directors. In furtherance of the foregoing, the Company and the Stockholders agree to promptly hereafter hold a meeting or act by written consent for the purpose of electing the Bison Representatives as directors.

(b) The “Bison Representatives” shall initially be Louis N. Caballero and Douglas B. Trussler. At such time, if any, as either Bison Representative is unable to serve as a director, the Bison Representatives shall be such persons as shall be designated from time to time by Purchaser.

(c) Upon the occurrence of (i) an Event of Default (as defined in the Purchase Agreement) under Section 10.1(d) of the Purchase Agreement, (ii) any other non-monetary Event of Default that remains uncured (if capable of being cured, it being understood that no cure period will apply if such Event of Default is incapable of being cured) for more than ten (10) Business Days, or (iii) any monetary Event of Default that remains uncured for more than two (2) Business Days, and (with respect to each of the foregoing clauses (i) through (iii)) until such Event of Default is no longer existing, Purchaser shall have the right to appoint a majority of the members of the Board of Directors. In furtherance of the foregoing, upon the written demand by Purchaser, the Stockholders agree to hold a meeting or act by written consent to remove such number of existing directors (other than the Bison Representatives) as is necessary, and to cast the number of votes represented by all Interests in favor of persons designated by Purchaser at such time to replace such removed directors (such replacement directors and the Bison Representatives are collectively referred to as the “Bison Default Representatives”), in order that Purchaser will have designated at least a majority of the members of the Board of Directors.

(d) The number of authorized directors of the Company shall at no time exceed seven (7) without the written consent of Purchaser.

(e) The Company shall at all times maintain directors’ and officers’ liability insurance coverage for the Bison Representatives and the Bison Default Representatives in amounts adequate and customary for similarly situated public companies (and in no event less favorable to the Bison Representatives and the Bison Default Representatives than any other director). The Company shall promptly reimburse or advance all costs related to board attendance (including, without limitation, business class airfare and hotel accommodations) or the discharge of board duties incurred by the Bison Representatives and the Bison Default Representatives.

(f) If required of the all of the other directors, each of the Bison Representatives and, if applicable, the Bison Default Representatives shall complete a questionnaire, in substantially the form attached hereto as Exhibit A (as may be modified or replaced from time to time, the “Questionnaire”), prior to each election of directors of the Company during the term of this Agreement, or upon the death, resignation or removal of a director.

2. Removal and Replacement.

(a) In the event that Purchaser determines to remove from office any of the then elected Bison Representatives or Bison Default Representatives, as the case may be, each of the Stockholders or the Company, shall take all actions necessary and appropriate to cause such removal to be effected promptly.

(b) In the event of removal, resignation, incapacity or death of any then Bison Representatives or Bison Default Representatives, the Stockholders or the Company, as the case may be, shall take all actions necessary and appropriate to cause the successor Bison Representatives or Bison Default Representatives to be elected as directors.

(c) The Stockholders or the Company, as the case may be, shall not vote their Interests to remove any director in contravention of any provision of this Agreement; provided, however, that the foregoing shall not preclude the removal of a director for cause.

3. No Liability for Election of Recommended Director. Neither the Company, Purchaser nor any Stockholder, nor any officer, director, stockholder, partner, employee or agent of such party, makes any representation or warranty as to the fitness or competence of the Bison Representatives or the Bison Default Representatives to serve as a director by virtue of such party’s execution of this Agreement or by the act of such party in voting for the Bison Representatives or the Bison Default Representatives pursuant to this Agreement or otherwise.

4. Grant of Irrevocable Proxy. Concurrently with the execution of this Agreement, each Stockholder agrees to deliver to Purchaser a duly executed Irrevocable Proxy and Power of Attorney substantially in the form attached hereto as Exhibit B (the “Proxy”), which shall be irrevocable during the term of this Agreement to the fullest extent permissible by law, with respect to the Interests. Each Stockholder expressly acknowledges that such Proxy is coupled with an interest. Each Stockholder hereby revokes any and all prior proxies, powers of attorney or similar authorizations with respect to the Interests to the extent related to the election of directors of the Company or otherwise related to this Agreement.

5. Manner of Voting. The voting of Interests pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

6. Legending of Certificates. If so requested by Purchaser, each Stockholder agrees that the certificates representing the Interests shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 8, each Stockholder agrees that it shall not transfer any Interests without first having the aforementioned legend affixed to the certificates representing the Interests.

7. Splits, Dividends, etc. In the event of any transaction involving the issuance of securities or other equity interests to the Stockholders with respect to or in replacement of their existing holdings of the Company’s equity, the securities or other interests so issued shall be subject to this Agreement and shall be deemed to be incorporated into the provisions hereof and shall be endorsed with the legend set forth in Section 6.

8. Assignment, Binding Effect.

(a) Except with respect to transfers of Interests in a public sale pursuant to Rule 144 (or any successor thereto) under the Securities Act of 1933, the Stockholders hereby agree, and any transferee or assignee of any Interests is hereby on notice, that any transfer or assignment of such Interests is conditioned upon such transferee’s or assignee’s execution and delivery to the parties of a Proxy and a joinder agreement in the form of Exhibit C prior to such transfer or assignment. Any transfer or assignment of any such Interests in violation of this Section 8(a) shall be void and be of no force or effect. All parties hereby agree that, in the event of a transfer of Interests in a public sale pursuant to Rule 144 (or any successor thereto) under the Securities Act of 1933, as amended, the legend referenced in Section 6 hereto shall be removed and this Agreement shall act as authority for the transfer agent to remove such legend in conjunction with the removal of the Securities Act legend pursuant to Rule 144 (or any successor thereto) under the Securities Act of 1933, as amended. In addition, each Stockholder agrees to notify Purchaser of the change in such Stockholder’s Interest and, if requested by Purchaser, execute an amended proxy to reflect the number of shares of capital stock owned directly or beneficially by the Stockholder following the transfer of Interests referenced above.

(b) The Company hereby agrees, and any person acquiring any shares of the Company’s capital stock from the Company is hereby on notice, that any issuance of such securities is conditioned upon such person’s execution and delivery to the parties of a Proxy and a joinder agreement in the form of Exhibit C prior to such issuance. Any issuance of any such securities of the Company in violation of this Section 8(b) shall be void and be of no force or effect.

9. Term of Agreement. This Agreement shall continue in effect so long as either the Note or Warrant remains outstanding.

10. Company Obligations. The Company agrees to use its best efforts to ensure that the rights granted to Purchaser hereunder are effective and that Purchaser enjoys the benefits thereof. Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the Bison Representatives or the Bison Default Representatives as directors as provided in Sections 1 and 2. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Agreement and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of Purchaser hereunder against impairment.

11. Monitoring Rights. In each calendar month after the Closing Date, the Company shall cause its Representatives to meet with Representatives of Purchaser to review the financial condition of the Credit Parties as reflected in the financial information furnished pursuant to Sections 8.3 and 8.4 of the Purchase Agreement. Each meeting shall at all times be composed of at least Andrew Barnett and David Walz (or their successors) and two (2) individuals designated by Purchaser (who initially shall be Douglas B. Trussler and Louis N. Caballero). The financial officers and other members of senior management of the Company shall be available at each meeting to review financial information and discuss other matters. Purchaser and the Company shall mutually agree in each calendar month on the date and time for the meeting to be held in the immediately succeeding calendar month; provided, that the failure to agree on such date and time in any month shall not be construed as an agreement not to hold a meeting in the immediately succeeding month. Meetings may be conducted by telephone so long as each of the persons attending can hear each of the other persons attending the meeting.

12. Articles and Bylaws.

(a) Attendance at Stockholder Meeting. Each Stockholder agrees to appear, or cause the holder of record (the “Record Holder”) of any Interests on any applicable record date (“Record Date”) to appear, in person or by proxy, for purpose of obtaining a quorum at any annual or special meeting of the Company’s stockholders (a “Meeting”), called for the purpose of approving (i) amending and restating the Company’s current articles of incorporation (the “Current Articles”) such that any director may be removed with only the affirmative vote of the holders of a majority of the outstanding voting stock (without any requirement that the removal be for cause), (ii) amending and restating the Current Articles in order to clarify any ambiguities in the corporate records of the Company, (iii) amending and restating the Company’s current bylaws (the “Current Bylaws”) to match the Current Articles, which do not allow for actions by written consent, and (iv) amending the bylaws and articles of the Company in the event that any of the rights of Purchaser hereunder are not enforceable by Purchaser due to the articles or bylaws of the Company (the matters in the immediately foregoing clauses (i) through (iv), the “Amendments”). The Amendments shall be in a form reasonably approved by Purchaser. The Company covenants to cause Meetings to be held for the purpose of approving the Amendments.

(b) Voting. Each Stockholder hereby agrees that at any Meeting called for the purpose of approving the Amendments, however called (and in any action by written consent of the Company’s stockholders, if applicable), the Stockholders shall vote, or cause the Record Holder to vote, the Interests (and any other voting interests of the Company directly or indirectly owned beneficially or of record by such Stockholder on the Record Date set for such Meeting), in person or by proxy, in favor of the Amendments.

13. Representations.

(a) Authority. Each Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder Holder in accordance with its terms.

(b) Title to the Interests. As of the date hereof, each Stockholder is the beneficial owner of the Interests set forth opposite such Stockholder’s name on Exhibit F attached hereto, such Interests are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Stockholder’s voting rights, charges and other encumbrances of any nature whatsoever, and such Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Interests owned by such Stockholder.

14. Notices. All notices, demands and other communications to be given hereunder shall be made in writing and shall be by registered or certified first class mail, return receipt requested, facsimile (with receipt confirmed), a recognized overnight delivery service, courier service, email or personal delivery. All such notices and communications shall be deemed to have been duly given (as applicable) when delivered by hand, if personally delivered; when delivered by courier; when delivered by commercial overnight delivery service; if mailed via United States Postal Service, five (5) Business Days after being deposited in the mail, postage prepaid; if delivered by facsimile, when receipt is acknowledged, or if delivered by email, upon confirmed transmission. All communications shall be sent to the parties to be notified at their respective addresses, (i) in the case of the Company, Purchaser and the initial Stockholders, set forth on Exhibit G, and (ii) in the case of any subsequent holder of shares of the Company, in the joinder agreement to be executed pursuant to Section 8; or to such other address as such party may designate by ten (10) days’ advance written notice to the other parties hereto.

15. Successors and Assigns. All of the covenants and provisions of this Agreement shall bind and inure to the benefit of the parties’ respective successors and assigns hereunder. Subject to applicable securities laws, Purchaser may assign any of its rights hereunder. None of the Stockholders or the Company may assign any of its rights, or delegate any of its obligations, under this Agreement without the prior written consent of Purchaser (in its sole discretion), and any such purported assignment without the written consent of Purchaser shall be void and of no effect.

16. Benefits of this Agreement. This Agreement shall be for the sole and exclusive benefit of Purchaser and its permitted successors and assigns. There are no intended third party beneficiaries of this Agreement.

17. Governing Law. In all respects, including matters of construction, validity and performance, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California applicable to contracts made and performed in that state (without regard to the choice of law or conflicts of law provisions thereof); provided, however, that notwithstanding the foregoing election of California law to govern this Agreement, the Company is a Nevada corporation, and subject in all respects to the Nevada law relating to the law of corporations, as they may be in force and effect from time to time (including, without limitation, Chapter 78 of the Nevada Revised Statutes).

18. Arbitration. All disputes arising under this Agreement shall be settled by binding arbitration; provided, however, that this Section shall not preclude any party from seeking equitable relief in a court of competent jurisdiction. Arbitration shall be held in Los Angeles, California under the auspices of the American Arbitration Association (the “AAA”) pursuant to the Commercial Arbitration Rules of the AAA, and shall be by one arbitrator, independent of the parties to this Agreement, selected from a list provided by the AAA in accordance with such Commercial Arbitration Rules. The arbitrator shall make his or her decision in writing within thirty (30) days after the close of the arbitration hearing. To the maximum extent permitted by law, the decision of the arbitrator shall be final and binding and not be subject to appeal. If a party against whom the arbitrator renders an award fails to abide by such award, the other party or parties may seek to enforce such award in a court of competent jurisdiction. The fees and expenses of the arbitration (including reasonable attorneys’ fees, costs and expenses) or any action to enforce an arbitration award shall be awarded to the prevailing party or parties in such arbitration.

19. Jurisdiction, Venue, Etc. IN ANY ACTION SEEKING EQUITABLE RELIEF, TO ENFORCE ARBITRATION OR AN ARBITRAL AWARD, OR IN THE EVENT THAT ARBITRATION CANNOT BE ENFORCED, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY:

(a) SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT THEREOF, TO THE GENERAL JURISDICTION OF THE COURTS OF THE STATE OF CALIFORNIA LOCATED IN THE CITY OF LOS ANGELES, THE COURTS OF THE UNITED STATES OF AMERICA FOR THE CENTRAL DISTRICT OF CALIFORNIA, AND THEIR RESPECTIVE APPELLATE COURTS;

(b) CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT IN SUCH COURTS AND WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT AND AGREES NOT TO PLEAD OR CLAIM THE SAME OR TO SEEK TRANSFER TO ANOTHER JUDICIAL DISTRICT;

(c) AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO AN OFFICER, DIRECTOR, MANAGING AGENT OR OTHER AUTHORIZED PERSON OF SUCH PARTY AT SUCH PARTY’S ADDRESS SET FORTH IN THE PURCHASE AGREEMENT; AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT TO SUE IN ANY OTHER JURISDICTION;

(d) WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN; AND

(e) AGREES, THAT IF ANY ACTION OR PROCEEDING IS FILED IN A COURT OF THE STATE OF CALIFORNIA BY OR AGAINST ANY PARTY HERETO IN CONNECTION WITH ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (I) THE COURT SHALL, AND IS HEREBY DIRECTED TO, MAKE A GENERAL REFERENCE PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 638 TO A SINGLE REFEREE (WHO SHALL BE A SINGLE ACTIVE OR RETIRED JUDGE) TO HEAR AND DETERMINE ALL OF THE ISSUES IN SUCH ACTION OR PROCEEDING (WHETHER OF FACT OR OF LAW) AND TO REPORT A STATEMENT OF DECISION, PROVIDED THAT AT THE OPTION OF ANY PARTY TO SUCH PROCEEDING, ANY SUCH ISSUES PERTAINING TO A “PROVISIONAL REMEDY” AS DEFINED IN CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 1281.8 SHALL BE HEARD AND DETERMINED BY THE COURT, AND (II) THE FEES AND EXPENSES OF ANY REFEREE APPOINTED IN SUCH ACTION OR PROCEEDING SHALL BE AWARDED TO THE PREVAILING PARTY OR PARTIES IN SUCH ACTION OR PROCEEDING.

20. Prevailing Party; Attorney’s Fees. If any party hereto commences any action against any other party hereto with respect to the enforcement or interpretation of this Agreement, then the prevailing party in such action shall be entitled to an award of its costs of litigation, including reasonable attorneys’ fees.

21. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any other party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereby waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

22. Acknowledgments. Each of the parties hereby acknowledges that:

(a) such party has been advised by counsel in the negotiation, execution and delivery of this Agreement; and

(b) Purchaser has no fiduciary relationship with or duty to any of the parties hereto arising out of or in connection with this Agreement.

23. No Strict Construction. No party, nor its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all provisions of this Agreement shall be construed in accordance with their fair meaning, and not strictly for or against any party.

24. Headings. The title of and the section and paragraph headings in this Agreement are for convenience of reference only and shall not govern or affect the interpretation of any of the terms or provisions of this Agreement.

25. Severability. If any one or more of the provisions contained in this Agreement, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions of this Agreement. The parties hereto further agree to replace such invalid, illegal or unenforceable provision of this Agreement with a valid, legal and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

26. Further Assurances. Each of the parties hereto shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

27. Amendment and Waiver. No failure or delay on the part of any of the parties hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for in this Agreement are cumulative and are not exclusive of any remedies that may be available to the parties hereto at law, in equity or otherwise. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by any party from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by the Company, the Purchaser and the Stockholder(s) that hold(s) a majority of the Interests, and (ii) only in the specific instance and for the specific purpose for which it is made or given. No amendment, supplement or modification of or to any provision of this Agreement, or any waiver of any such provision or consent to any departure by any party from the terms of any such provision may be made orally.

28. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or email scan with attachment) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

29. Time of Essence. With regards to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

30. Entire Agreement. As among the Stockholders and Purchaser, this Agreement contains the entire understanding of such parties with respect to its subject matter, and all prior negotiations, discussions, commitments and understandings heretofore had between them with respect thereto are superseded. As between Purchaser and the Company, this Agreement and the other transaction documents referenced in the Purchase Agreement contain the entire understanding of such parties with respect to its subject matter, and all prior negotiations, discussions, commitments and understandings heretofore had between them with respect thereto are superseded.

[Signatures appear on following pages]

IN WITNESS WHEREOF, this Voting Agreement has been executed by the parties hereto as of the day and year first above written.

COMPANY:

THE CENTER FOR WOULD HEALING, INC.

By:	/s/ Andrew G. Barnett
Name:	Andrew G. Barnett
Title:	CEO

STOCKHOLDERS:

By:
Name:	John Capotorto

By:
Name:	Phillip Forman

By:
Name:	David J. Walz

By:
Name:	The Elise Trust, [FIRST ROCK TRUSTEES LTD] as Trustee

By:
Name:	John DeNobile

By:
Name:	Gary Rodgers

By:
Name:	Paul Basmasjian

By:
Name:	David H. Meyrowitz

IN WITNESS WHEREOF, this Voting Agreement has been executed by the parties hereto as of the day and year first above written.

COMPANY:

THE CENTER FOR WOULD HEALING, INC.

By:	/s/ Andrew G. Barnett
Name:	Andrew G. Barnett
Title:	Chief Financial Officer

STOCKHOLDERS:

By:	/s/ John Capotorto
Name:	John Capotorto

By:	/s/ Phillip Forman
Name:	Phillip Forman

By:	/s/ David J. Walz
Name:	David J. Walz

By:	/s/ Andrew Barnett
Name:	Andrew Barnett

By:
Name:	The Elise Trust, First Rock Trustees, as Trustee

By:	/s/ Paul Basmasjian
Name:	Paul Basmasjian

By:	/s/ David H. Meyrowitz
Name:	David H. Meyrowitz

Signature Page to Voting Agreement

PURCHASER:

BISON CAPITAL EQUITY PARTNERS II-A, L.P.

By: BISON CAPITAL PARTNERS II, LLC, its general partner

By:	/s/ Douglas B. Trussler
Name:	Douglas B. Trussler
Title:	Managing Member

BISON CAPITAL EQUITY PARTNERS II-B, L.P.

By: BISON CAPITAL PARTNERS II, LLC, its general partner

By:	/s/ Douglas B. Trussler
Name:	Douglas B. Trussler
Title:	Managing Member

Signature Page to Voting Agreement

Exhibit A

Questionnaire

See attached.

[Print Name]

[Street Address]

[City, State and Zip Code]

THE CENTER FOR WOUND HEALING, INC.

QUESTIONNAIRE

The information requested by this Questionnaire is required to complete the required due diligence for The Center for Wound Healing, Inc., a Nevada corporation (the “Company”), All of the proposed directors to be added to the Company’s Board of Directors are being asked to respond to this Questionnaire. This Questionnaire is intended to obtain information which is not readily available to the Company from its books and records or to confirm certain information.

Please answer each question. If any question is not applicable to you, indicate “None” or “Not Applicable.” Unless stated otherwise, your answers should be given as of the date you complete this Questionnaire. If the space provided for any answer is insufficient, please attach an additional page giving the question number and your answer. If you have some doubt about any situation, please set forth appropriate facts so that you may be consulted and/or telephone Arthur S. Marcus, Esq. at (212) 752-9700, to discuss the matter.

Please complete, sign, date and return one copy of this Questionnaire NO LATER THAN March 19, 2008 to:
Arthur S. Marcus, Esq.
Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022
E-mail: amarcus@gskny.com

1.	Name and Age.

If you are, or have been nominated or chosen to become, a director or an executive officer of the Company, please state your name (as you wish it to appear in the Form S-l) and your date of birth.

Answer:

2.	Positions and Offices.

If you are, or have been nominated or chosen to become, a director or an executive officer of the Company, please state any positions and offices you presently hold or have held with the Company, the terms of all such positions and offices and any periods during which you have served as such.

Answer:

3.	Arrangements Regarding Your Selection.

If you are, or have been nominated or chosen to become, a director or an executive officer of the Company, please briefly describe any arrangement or understanding between you and any other person or persons (naming such persons) pursuant to which you were or are to be selected as a director or executive officer. (You need not report any understanding or arrangement with directors or officers of the Company acting solely in their capacities as such.)

Answer:

4,	Family Relationship.

If you are, or have been nominated or chosen to become, a director or executive officer of the Company, please state the nature of any family relationship between you and any other person who is, or has been chosen to become, a director or an executive officer of the Company, or between you and any officer of any “affiliate”1 of the Company. (The term “family relationship” means any relationship by blood, marriage or adoption, not more remote than first cousin.)

Answer:

5.	Business Experience.

(a) If you are, or have been nominated or chosen to become, a director or executive officer of the Company, please give a brief account of your business experience during the past five years (together with applicable dates), including (i) your principal occupations and employment during that period, (ii) the name and principal business of any corporation or other organization in which such occupations or employment were carried on and (iii) whether such corporation or organization is a parent, subsidiary or other affiliate of the Company.

Answer:

(b) If you are an executive officer of the Company and have been employed by the Company or a subsidiary of the Company for less than five years, briefly explain the nature of your responsibilities in positions held prior to employment with the Company or its subsidiaries to provide adequate disclosure of your prior business experience. What is required is information relating to the level of your professional competence, which may include, depending on the circumstances, such specific information as the size of the operation supervised.

Answer:

1 See Appendix A for definition of “affiliate.”

(c) If you are a director or a person nominated or chosen to become a director of the Company, please disclose any other directorships held by you in any company with a class of securities registered pursuant to Section 12 of the Exchange Act (e.g., companies having securities listed on a national securities exchange) or subject to the requirements of Section 15(d) of such Act (e.g. , companies which have filed a registration statement that became effective pursuant to the Securities Act of 1933, as amended (the “Securities Act”)) or any company registered as an investment company under the Investment Company Act of 1940, as amended, naming such company.

Answer:

6.	Involvement in Certain Legal Proceedings.

If you are a director, an executive officer or a person nominated to become a director of the Company, please answer the following:

(a) During the past ten years, has a petition under the Federal bankruptcy laws, any state insolvency law or foreign bankruptcy proceeding been filed by or against you, or any partnership in which you were a general partner at or within two years before the time of such filing or appointment, or any corporation or business association of which you were an executive officer at or within two years before the time of such filing, or has a receiver, fiscal agent or similar officer been appointed for your business or property or any such partnership, corporation or business association?

Yes                                 No

If yes, we will contact you for further information.

(b) During the past ten years, were you convicted in a federal, state or foreign criminal proceeding (including convictions entered on a plea of nolo contendere, but excluding traffic violations and other minor offenses) or are you now a named subject of a pending criminal proceeding?

Yes                                 No

If yes, we will contact you for further information.

(c) During the past ten years, were you the subject of the issuance in a federal, state or foreign civil or administrative proceeding of (i) any finding, order, judgment or decree (not subsequently reversed, suspended or vacated) relating to an alleged violation of: (A) any securities or commodity laws or regulation; (B) any law or regulation respecting financial institutions, insurance companies or fiduciary duties owed to a partnership, corporation, business trust or similar business entity, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil monetary penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (C) any law or regulation prohibiting mail or wire fraud in connection with any business entity; or (ii) an order enjoining or otherwise limiting such person from engaging in any type of business practice?

Yes                                 No

If yes, we will contact you for further information.

(d) During the past ten years, were you the subject of the imposition of a sanction by (i) a self-regulatory organization as defined in Section 3(a)(26) of the Securities Exchange Act of 1934; (ii) a contract market designated pursuant to Section 5 of the Commodity Exchange Act; (iii) a futures association registration under Section 17 of the Commodity Exchange Act; or (iv) any substantially equivalent foreign authority or organization?

Yes                                 No

If yes, we will contact you for further information.

For purposes of computing the ten-year period referred to in Questions 6 (a) through (d), the disclosure period applicable to a final conviction, order, judgment, decree or sanction shall begin with its date of entry. The disclosure period applicable to a preliminary order shall commence when the rights of appeal from such order have lapsed. Any conviction, order, judgment, decree or sanction that is appealed shall continue to be disclosed until ultimately reversed, suspended, vacated, annulled or otherwise rendered of no effect, at which time disclosure shall no longer be required. With respect to bankruptcy and insolvency proceedings, the computation date shall be the date of filing for uncontested petitions or the date upon which approval of a contested petition became final. In the case of receiverships and conservatorships, the computation date shall be the date the receiver or conservator was appointed.

In your description, please include any mitigating circumstances associated with events reported pursuant to Questions 6 (a) through (d).

7.	Business Relations.

If you are a director or nominee for director of the Company, or were a director or nominee at the end of the Company’s last full fiscal year, please answer the following:

(a) If you hold other directorships, do you serve on the compensation committee of another company?

Answer:

(b) Are you (or were you during the last full fiscal year2) an executive officer of, or do you own (or did you own within the last such year), directly or indirectly, in excess of a 10% equity interest in, any firm, corporation or other business or professional entity:

(i) which made during the Company’s last full fiscal year (or proposes to make during the current fiscal year) payments to the Company or any of its subsidiaries for property’ or services in excess of (x) $25,000 or (y) five percent of the other entity’s consolidated gross revenues for such last full fiscal year (excluding payments where rates are determined by competitive bidding or where the transaction involves the services of a public utility at rates fixed by law);

(ii) to which the Company or any of its subsidiaries made during such entity’s last full fiscal year (or proposes to make during such entity’s current fiscal year) payments in excess of (x) $25,000 or (y) five percent of the other entity’s consolidated gross revenues for such last full fiscal year (excluding payments of the type referred to in the previous paragraph);

(iii) to which the Company or any of its subsidiaries was indebted (excluding indebtedness in respect of publicly traded debt securities) at the end of the Company’s last full fiscal year in an aggregate amount in excess of $25,000?

If your answer is affirmative, please describe the circumstances, including your position or interest in the entity involved in the transaction, the property or services for which payment %was made, the amount of such payments during the periods indicated by the question, and the amount of business proposed to be done between the entity involved and the Company or any of its affiliates in the current fiscal year.

[2]	The Company’s 2007 fiscal year began on January 1. 2007 and ended on December 31, 2007.

Answer:

(c) Are you (or were you during the Company’s last full fiscal year) a member of, or of counsel to, a law firm which the Company has retained in the last full fiscal year or proposes to retain in the current fiscal year? If your answer is affirmative, please describe the circumstances and indicate whether the dollar amount of the fees paid by the Company to such firm exceeds five percent of the firm’s consolidated gross revenues for its last full fiscal year.

Answer:

(d) Are you now (or were you at any time during the Company’s last full fiscal year) a partner or executive officer of an investment banking firm which has performed services for the Company (other than as a participating underwriter in a syndicate) in the last full fiscal year or which the Company proposes to have perform services for it in the current fiscal year? If your answer is affirmative, please describe the circumstances and indicate whether the dollar amount of the fees paid by the Company to such firm exceeds five percent of the firm’s consolidated gross revenues for its last full fiscal year.

Answer:

(e) Do you know of any arrangements for indemnification of any or all directors or officers against liabilities incurred in those capacities, other than pursuant to any statutory, charter, or bylaw provision? If yes, please fully describe the arrangement.

Answer:

(f) Is there any other relationship substantially similar in nature and scope to those relationships listed in Question 7(a), (b), (c), (d) or (e) above? If any such relationship exists, please describe it.

Answer:

8.	Indebtedness to the Company.

If you are a director, an executive officer or a person nominated to be a director of the Company, and if (a) you, (b) any member of your “immediate family,”3 (c) any trust or other estate in which you have a substantial beneficial interest or as to which you serve as a trustee or other fiduciary or (d) any corporation or other organization of which you are an executive officer or partner or are, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, was indebted to the Company or any of its subsidiaries at any time since the beginning of the Company’s last full fiscal year, state (i) the largest aggregate amount of indebtedness outstanding at any time during the period, (ii) the nature of the indebtedness and of the transaction(s) in which it was incurred (iii) the amount of indebtedness outstanding as of the latest practicable date and (iv) the rate of interest paid or charged. If indebtedness of any person other than you is described, name that person and give the nature of the relationship.

[3]	See Appendix A for definition of “immediate family.”

NOTE: You need not answer this question if your aggregate indebtedness to the Company or its subsidiaries, or the aggregate indebtedness of any other person specified in the previous paragraph to the Company or its subsidiaries, at any time during the last fiscal year did not exceed $60,000. In determining the amount of indebtedness, exclude all amounts due for purchases subject to usual trade terms, for ordinary travel and expense advances and for other transactions in the ordinary course of business. It is the view of the Commission that an indebtedness may arise to the Company if you realize any profit which would result from a matching of any purchase with any sale of the Company’s common stock effected within a period of six months within the meaning of Section 16(b) of the Exchange Act.

Answer:

9.	Certain Transactions.

If you are a director, an executive officer or a person nominated to be a director of the Company, and you or any member of your “immediate family”4 had any material interest, direct or indirect, in a transaction with the Company or any of its subsidiaries during the Company’s last full fiscal year, or if any of you have any such interest in any proposed transaction with the Company or any of its subsidiaries, please briefly describe the transaction(s), the nature of the interest in the transaction, and, where practicable, give the amount of such interest. If it is not practicable to give the amount of the interest, give the amount involved in the transaction. If the transaction involves a person other than you, name the person and state the nature of your relationship to the person.

Information should be furnished with respect to transactions that involve remuneration from the Company or its subsidiaries, directly or indirectly, to any of the persons listed above for services in any capacity unless the interest of such person arises solely from the ownership individually and in the aggregate of less than 10% of any class of equity securities of another corporation furnishing the services to the Company or its subsidiaries.

If such transaction involved or is to involve the purchase or sale of assets by or to the Company or any of its subsidiaries otherwise than in the ordinary course of business, please state the cost of the assets to the purchaser and the cost thereof to the seller, if acquired by the seller within two years prior to the transaction. Indicate the principle followed in determining the Company’s purchase or sale price and the name of the person making such determination. Please make a separate statement with respect to each transaction.

NOTE: A. You need not give any information as to any transaction or interest in a transaction if:

(i) the rates or charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority;

[4]	See Appendix A for definition of “immediate family.”

(ii) the transaction involves services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;

(iii) the amount involved in the transaction or in a series of similar transactions (including all periodic installments in the case of any or other agreement providing for periodic payments or installments) does not exceed $60,000; or

(iv) the interest of the persons referred to in the first sentence of this question arises solely from the ownership of securities of the Company and such person receives no extra or special benefit not shared on a pro rata basis.

B. A person who has a position or relationship with a firm, corporation or other entity which engages in a transaction with the Company or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person will not be deemed to have an indirect interest in a transaction if:

(i) the interest in the transaction arises only (x) from a position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, (y) from the direct or indirect ownership by you and all other persons referred to in the first sentence of this question of less than a 10% equity interest in the other party to the transaction or (z) from both such position and ownership;

(ii) the interest in such transaction arises only from a position as a limited partner in a partnership in which you and all other persons referred to in the first sentence of this question have or had an interest of less than 10%; or

(iii) the interest arises solely from the holding of an equity interest (including a limited partnership interest, but excluding an interest in a general partnership) or a creditor interest in the other party to the transaction and the transaction is not material to such other party.

Answer:

10.	Legal Proceedings Involving the Company.

Are you or any of your “associates”5 a party adverse to the Company, or do you or any of your associates have a material interest adverse to the Company, in any legal proceeding to which the Company or a subsidiary of the Company is a party or of which any of their property is the subject? If your answer is affirmative, please give the name of the court or agency where the proceeding is pending, the date it was instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Please give similar information as to any such proceeding known to be contemplated by any governmental authority.

Answer:

[5]	See Appendix A for definition of “associate.”

11.	Beneficial Ownership of the Company’s Equity Securities.

(a) If you are a director, an executive officer or a person who has been nominated to become a director of the Company, or a five percent (5%) or more shareholder in the Company, please furnish the information called for below concerning your beneficial ownership of each class of equity securities of the Company on December 31, 2007.

NOTE: For purposes of this question, you are deemed to be the beneficial owner of a security when through any contract, arrangement, understanding, relationship, or otherwise, you have or share (i) the power to vote or to direct the voting of the security and/or (ii) the power to dispose, or to direct the disposition, of the security. You are also regarded as the beneficial owner of a security which you have the right to beneficially acquire (which includes the right to acquire the voting power and/or investment power of such security) at any time within 60 days through the exercise of any option, warrant or right, or through the conversion of a security, or pursuant to a power to revoke a trust, discretionary account, or similar arrangement, or pursuant to an automatic termination of a trust, discretionary account or similar arrangement. You are also regarded as the beneficial owner of a security if you directly or indirectly created a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement, or device, with the purpose or effect of divesting yourself of beneficial ownership of the security or preventing the vesting of such beneficial ownership as part of a plan or scheme to evade reporting requirements.

Title of Class of Equity Security	Number of Shares Presently Beneficially Owned	Number of Shares Which You Have the Right to Beneficially Acquire Within 60 Days	Nature of the Right

(b) If you wish to disclaim beneficial ownership of some or all of the securities listed in Question 1l(a) above, please furnish the following information with respect to the person or persons who should be shown as the beneficial owner(s) of the securities in Question 1l(a) and state the rationale for such disclaimer.

Name of Beneficial Owner	Relationship of Such Person to You	Number of Shares Beneficially Owned by Such Person

(c) If you share the power to vote or direct the voting of or to dispose or direct the disposition of any of the securities referred to in response to Question 11 (a), please indicate the securities as to which each power is and is not shared.

Number of Shares as to Which Voting Power Is Not Shared	Number of Shares as to Which Voting Power Is Shared	Number of Shares as to Which Investment Power is Not Shared	Number of Shares as to Which Investment Power Is Shared

(d) If you are, or have been nominated or chosen to become, a director or executive officer of the Company, please state whether, to the best of your knowledge, any person, corporation, firm, entity or “group”6 owns beneficially more than five percent of any class of the Company’s voting securities? If your answer is “yes,” please identify such person, corporation, firm, entity or “group” and, if practicable, give the total number of shares beneficially owned the of class so owned.

Yes                                 No

Answer:

12.	Changes in Control of the Company.

(a) If you are, or have been nominated or chosen to become, a director or executive officer of the Company, are you aware of any change in “control”7 of the Company that has occurred since the beginning of the Company’s last full fiscal year?

Yes                                 No

If yes, we will contact you for further information.

(b) If you are, or have been nominated or chosen to become, a director or executive officer of the Company, are you aware of any arrangements, including any pledge of the Company’s securities, the operation of which may at a subsequent date result in a change of control of the Company?

Yes                                 No

If yes, we will contact you for further information.

13.	Unregistered Sales of Equity Securities.

Please furnish the following information as to which you have knowledge, as to all equity securities of the Company or any of its affiliates sold by the Company or any of its affiliates within the past three (3) years which were not registered under the Securities Act. Include sales of reacquired equity securities as well as new issues, securities issued in exchange for property, services or other securities, and new equity securities resulting from the modification of outstanding securities:

(a)	Date of sale, title of equity securities, and amount sold.

(b)	Names of the persons or identities of the class of persons to whom the equity securities were sold.

(c)	As to any equity securities sold for cash, the aggregate offering price and the aggregate underwriting discounts or commissions.

[6]	See Appendix A for definition of “group.”

[7]	See Appendix A for definition of “control.”

(d)	As to any equity securities sold otherwise than for cash, the nature of the transaction and the aggregate amount of consideration received.

(e)	The name of the principal underwriters, if any.

* * * * *

The undersigned has furnished the information called for in this Questionnaire expressly for use in connection with the preparation and filing of the Company’s Registration Statement on Form S-l, THE UNDERSIGNED REPRESENTS AND WARRANTS TO ANY PERSONS WHO MAY BE LIABLE IN RESPECT OF THE PERIOD REPORTS FILED PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934 AND GERSTEN SAVAGE, THAT TO THE BEST OF THE KNOWLEDGE, INFORMATION AND BELIEF OF THE UNDERSIGNED, THE ANSWERS GIVEN IN THIS QUESTIONNAIRE ARE TRUE AND CORRECT AND DO NOT OMIT ANY FACTS REQUIRED FOR A PROPER ANSWER TO ANY ITEM STATED HEREIN. The undersigned shall promptly advise the Company if the undersigned becomes aware of any event which occurs while you are a director of the Company which might require any change in the answers to these questions.

Date: March __, 2008.
[Signature]

APPENDIX A

“Affiliate.” An “affiliate” of a person means a person or other entity that directly or indirectly, through one or more intermediaries, “controls” (as in the case of a parent company), or is “controlled by” in the case of a subsidiary), or is under common control with such person.

“Associate.” An “associate” of a person means (i) any corporation or organization (other than the Company, or a majority-owned subsidiary of the Company), of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or estate in which such person has a substantial beneficial interest, or as to which such person serves as a trustee or other fiduciary, (iii) such person’s spouse, or any relative of such person or such person’s spouse, who has the same home as such person or who is a director or officer of the Company or any of its subsidiaries.

“Control.” The terms “control,” “controlling,” “controlled by” and “under common control with” mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether by ownership of voting securities, by contract or otherwise.

“Executive Officer.” The term “executive officer” means the Chairman of the Board, Vice-Chairman of the Board, President, any Vice-President that is the head of a principal business division, group, unit or function (e.g., sales, administration or finance), any other officer performing a “policy-making” function or any person performing closely related “policy-making” functions for the Company. In the case of a subsidiary, if an executive officer of a subsidiary performs “policy-making” functions for the Company, that person may be deemed to be an executive officer of the Company.

“Group.” A “ group” includes any two or more persons who act as a partnership, limited partnership, syndicate, or other group, or otherwise acting in concert for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

“Immediate family.” Persons considered members of the immediate family are spouses, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law and brothers- and sisters-in-law.

“Significant Employee.” The term “significant employee” refers to employees of the Company (e.g., managers) that are not “executive officers” but that make significant contributions to the business of the Company.

Exhibit B

Proxy

The undersigned holder of stock (“Stockholder”) of THE CENTER FOR WOUND HEALING, INC., a Nevada corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Douglas B. Trussler, as the sole and exclusive attorney of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is legally entitled to do so) with respect to the matters referred to in Sections 1 and 2 of that certain Voting Agreement, dated as of March 31, 2008 (the “Voting Agreement”), by and among BISON CAPITAL EQUITY PARTNERS II-A, L.P., a Delaware limited partnership, and BISON CAPITAL EQUITY PARTNERS II-B, L.P., a Delaware limited partnership (collectively, “Purchaser”), the Company, and certain stockholders of the Company, for all equity interests in the Company having voting rights now owned or hereafter acquired by the undersigned (the “Interests”).

1. This Proxy is granted pursuant to the Voting Agreement and is granted in consideration of Bison entering into that certain Securities Purchase Agreement, dated as of March 31, 2008, by and between the Company and Purchaser (the “Purchase Agreement”).

2. Upon the undersigned’s execution of this Proxy, any and all prior powers of attorney and proxies given by the undersigned with respect to any Interests, to the extent related to the matters set forth in Section 3 of this Proxy, are hereby revoked, and the undersigned agrees not to grant any subsequent powers of attorney or proxies with respect to the Interests to the extent related thereto until after the termination of the Voting Agreement (the “Expiration Date”).

3. The attorney and appointee named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and nominee to vote the Interests, and to exercise all voting, consent and similar rights of the undersigned with respect to the Interests (including, without limitation, the power to execute and deliver written consents) at every annual, special, postponed or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting, and the right to sign its name (solely in its capacity as a stockholder) to any consent, certificate or other document relating to the Company that the laws of the State of Nevada may permit or require:

a. in favor of the election of two persons designated from time to time by Purchaser (the “Bison Representatives”) to the board of directors of the Company;

b. upon the occurrence of an Event of Default (as defined in the Purchase Agreement) and at the request of Purchaser, in favor of the removal of such directors of the Company as may be necessary to allow for the immediate election of that certain number of directors which together with the two Bison Representatives would constitute a majority of the members of the board of directors of the Company;

c. upon the occurrence of an Event of Default and at the request of Purchaser, in favor of the election of such persons as may be necessary to constitute, together with the two Bison Representatives, a majority of the members board of directors of the Company, as such persons may be designated by Purchaser at the time of such Event of Default (the “Bison Default Representatives”);

d. upon the request of Purchaser, in favor of the removal of Bison Representatives or Bison Default Representatives and the election of such persons as may be designated by Purchaser to succeed such representatives; and

e. against any proposal or action to which Purchase has not consented in writing that would cause the number of authorized number directors of the Company to exceed seven (7).

4. This Proxy is irrevocable (to the fullest extent permitted by law) and is coupled with an interest. This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date

5. For sake of clarification, nothing in this Proxy shall confer upon the attorney named above the right to exercise control or direction over the voting rights attached to the Interests in any circumstance other than the limited circumstances expressly referred to herein. The undersigned Stockholder may vote the Interests on all other matters.

6. Any obligation of the undersigned Stockholder hereunder shall be binding upon the successors and assigns of the undersigned Stockholder.

7. If any term or provision of this Proxy or any part of any such term or provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such term or provision or part thereof will, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest permitted extent, (b) the invalidity or unenforceability of such term or provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such term or provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such term or provision or part thereof shall not affect the validity or enforceability of the remainder of such term or provision or the validity or enforceability of any other term or provision of this Proxy. Each term and provision of this Proxy is separable from every other term or provision of this Proxy, and each part of each term or provision of this Proxy is separable from every other part of such term or provision.

8. The Interests beneficially owned by the undersigned Stockholder as of the date of this Proxy are listed on the final page of this Proxy.

[Signature appears on following page]

IN WITNESS WHEREOF, the undersigned Stockholder has caused this Proxy to be duly executed on the day and year written next below.

Dated: 3/31/08

Signature of Shareholder:	/s/ JOHN CAPOTORTO

Print Name of Shareholder:	JOHN CAPOTORTO

Shares Beneficially Owned:

shares of capital stock of the Company

shares of Capital stock of Company
issuable upon the exercise of outstanding options, warrants, or other rights or upon conversion of outstanding notes or other convertible securities

IN WITNESS WHEREOF, the undersigned Stockholder has caused this Proxy to be duly executed on the day and year written next below.

Dated: March 29, 2008

Signature of Shareholder:	/s/ Paul Basmajian

Print Name of Shareholder:	Paul Basmajian

Shares Beneficially Owned:

shares of capital stock of the Company

50,000	shares of Capital stock of Company
issuable upon the exercise of outstanding options, warrants, or other rights or upon conversion of outstanding notes or other convertible securities

IN WITNESS WHEREOF, the undersigned Stockholder has caused this Proxy to be duly executed on the day and year written next below.

Dated: 3/31/08

Signature of Shareholder:	/s/ David H. Meyrowitz

Print Name of Shareholder:	David H. Meyrowitz

Shares Beneficially Owned:

70,000	shares of capital stock of the Company

shares of Capital stock of Company
issuable upon the exercise of outstanding options, warrants, or other rights or upon conversion of outstanding notes or other convertible securities

IN WITNESS WHEREOF, the undersigned Stockholder has caused this Proxy to be duly executed on the day and year written next below.

Dated: March 30, 2008

Signature of Shareholder:	/s/ DAVID J. WALZ

Print Name of Shareholder:	DAVID J. WALZ

Shares Beneficially Owned:

shares of capital stock of the Company

210,000	shares of Capital stock of Company
issuable upon the exercise of outstanding options, warrants, or other rights or upon conversion of outstanding notes or other convertible securities

N WITNESS WHEREOF, the undersigned Stockholder has caused this Proxy to be duly executed on the day and year written next below.

Dated: 3/31/08

Signature of Shareholder:	/s/ ANDREW G. BARNETT

Print Name of Shareholder:	ANDREW G. BARNETT

Shares Beneficially Owned:

shares of capital stock of the Company

1,750,000*	shares of Capital stock of Company
issuable upon the exercise of outstanding options, warrants, or other rights or upon conversion of outstanding notes or other convertible securities

* under terms of new employment agreement

IN WITNESS WHEREOF, the undersigned Stockholder has caused this Proxy to be duly executed on the day and year written next below.

Dated: 15th March 2008

Signature of Shareholder:	/s/ CINDY GLASBY

Print Name of Shareholder:	CINDY GLASBY for THE ELISE TRUST

Shares Beneficially Owned:

6,375,848	shares of capital stock of the Company

0	shares of Capital stock of Company
issuable upon the exercise of outstanding options, warrants, or other rights or upon conversion of outstanding notes or other convertible securities

IN WITNESS WHEREOF, the undersigned Stockholder has caused this Proxy to be duly executed on the day and year written next below.

Date: 3/31/08

Signature of Shareholder:	/s/ Phillip Forman

Print Name of Shareholder:	Phillip Forman

Shares Beneficially Owned:

shares of capital stock of the Company

shares of Capital stock of Company
issuable upon the exercise of outstanding options, warrants, or other rights or upon conversion of outstanding notes or other convertible securities

Exhibit C

Joinder Agreement

The undersigned ___________, by executing this Joinder Agreement dated as of ____________, 200_, does hereby acknowledge the terms of, and agree to be bound as a “Stockholder” under, that certain Voting Agreement dated as of March 31, 2008 by and among THE CENTER FOR WOUND HEALING, INC., a Nevada corporation, BISON CAPITAL EQUITY PARTNERS II-A, L.P., a Delaware limited partnership, and BISON CAPITAL EQUITY PARTNERS II-B, L.P., a Delaware limited partnership, and the Stockholders listed on the signature pages thereto (the term “Stockholder” having the meaning ascribed to it in the Voting Agreement).

Any notice required or permitted under the Voting Agreement shall be sent to the undersigned at the following address, or at such address as the undersigned may designate in accordance with the terms of the Voting Agreement:

Address:

[Name of New Stockholder]

Exhibit D

Interests

John Capotorto: 4,575,848 shares of common stock

Phillip Forman: 4,575,848 shares of common stock

David J. Walz: Options to purchase up to 210,000 shares of common stock

Andrew Barnett: Option to purchase up to 1,000,000 shares of common stock

The Elise Trust: 4,575,848 shares of common stock

Paul Basmasjian: 16,667 shares of common stock

David H. Meyrowitz: 20,000 shares of common stock

Exhibit G

Addresses

Company:

The Center For Wound Healing, Inc.
155 White Plains Road Suite 200
Tarrytown, New York 10591
Facsimile: (914) 372-3151
Email: Andrew.Barnett@CenterWH.com
Attention: Mr. Andrew Barnett, CEO

with a copy to, which shall not constitute notice:

Gersten Savage LLP
600 Lexington Avenue
New York, New York 1002
Facsimile: (212) 980-5192
Email: AMarcus@gskny.com
Attention: Arthur S. Marcus, Partner

and:

King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036-4003
Facsimile: (212) 556-2222
Email: BSeidel@KSLAW.com
Attention: Barry Seidel, Esq.

Purchaser:

Bison Capital Equity Partners II-A, L.P.
Bison Capital Equity Partners II-B, L.P.
10877 Wilshire Blvd., Suite 1520
Los Angeles, California 90024
Facsimile: (310) 260-6576
Email: dtrussler@bisoncapital.com
Attention: Mr. Douglas B. Trussler

with a copy to:

Sheppard Mullin Richter & Hampton LLP
333 South Hope Street, 48th Floor
Los Angeles, California 90071
Facsimile: (213) 620-1398
Email: dsands@smrh.com
Attention: David Sands

Stockholders:

JOHN CAPOTORTO:
301 E 79TH ST #18H
NEW YORK NY 10021

PHILLIP FORMAN:
ONE LOCKWOOD RUN
COLTS NECK NJ 07722

DAVID J. WALZ:
18 HOPE VIEW COURT
MIDDLE HOPE, NEW YORK 12550

ANDREW G. BARNETT:
518 CHEESE SPRING ROAD
NEW CANAAN, CT 06840

THE ELISE TRUST:
C/O ELISE GREENBERG
P O BOX 562
GOLDENSBRIDGE NY 10526

PAUL BASMASJIAN:
8 PATRIOTS FARM CT
ARMONK NY 10504

DAVID H. MEYROWITZ:
C/O SIMON MEYROWITZ & MEYROWITZ
470 PARK AVE - 12TH FL
NEW YORK NY 10016